PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated April 17, 2014	Registration No. 333-186039

PROSPECTUS

17,793,802 Shares of Common Stock

This Prospectus Supplement supplements the Prospectus dated April 17, 2014 (the “Prospectus”), relating to the offer and sale by the selling security holders identified in the Prospectus of up to 17,793,802 shares of common stock of Ireland Inc. (the “Company”).

This Prospectus Supplement is being filed to:

(i)	include the Company’s Form 8-K filed with the Securities and Exchange Commission on May 6, 2014; and

(ii)	Update the Security Ownership of Certain Beneficial Owners and Management table included in the Prospectus.

Form 8-K

Included with this Prospectus Supplement is the Company’s Form 8-K filed with the Securities and Exchange Commission on May 6, 2014 regarding the extension of the expiry date of certain of the Company’s outstanding warrants. The expiry date for the Warrants held by the Selling Stockholders listed in the Prospectus, and issued in the Company’s November 30, 2012 private placement, were not affected.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock owned beneficially as of May 6, 2014 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our directors and each of our named executive officers (as defined under Item 402(m)(2) of Regulation S-K), and (iii) officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	Douglas D.G. Birnie Chief Executive Officer, President, Secretary and Director	3,907,581(2) (direct and indirect)	2.6%

Title of Class	Name and Address of Beneficial Owner	Number of Shares of Common Stock	Percentage of Common Stock(1)
Common Stock	Robert D. McDougal Chief Financial Officer, Treasurer and Director	2,487,500(3) (direct)	1.7%
Common Stock	David Z. Strickler, Jr. Vice President of Finance and Administration	621,150(4) (direct)	*
Common Stock	Mark H. Brennan Director	1,777,197(5) (direct)	1.2%
Common Stock	Steven A. Klein Director	9,927,814(6) (direct and indirect)	6.4%
Common Stock	All Officers and Directors as a Group (5 persons)	18,471,242	11.5%
5% STOCKHOLDERS
Common Stock	Steven A. Klein 1450 Broadway, 40th Floor New York, NY 10018	9,927,814(6) (direct and indirect)	6.4%
Common Stock	Nanominerals Corp. 3500 Lakeside Court, Suite 206 Reno, NV 89509	41,150,000(7) (direct)	27.7%
Common Stock	Charles A. Ager 3500 Lakeside Court, Suite 206 Reno, NV 89509	43,550,000(7) (direct and indirect)	29.3%
Common Stock	Brahma Finance (BVI) Limited La Roccabella 24 Avenue Princess Grace Monte Carlo, MC 98000 Monaco	11,254,327(8) (direct)	7.7%
Common Stock	Nicholas Barham La Roccabella 24 Avenue Princess Grace Monte Carlo, MC 98000 Monaco	14,554,327(8) (direct and indirect)	9.5%
Common Stock	Kenneth Greif 1450 Broadway, 40th Floor New York, New York 10018	10,428,074(9) (direct and indirect)	6.8%

Notes:
* Represents less than 1%.

1.

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding. As of May 6, 2014, there were 147,809,542 shares of our common stock issued and outstanding.

2.

The shares listed as beneficially owned by Mr. Birnie consist of: (i) 890,000 shares directly held by him; (ii) 100,000 shares held indirectly through Dosa Consulting, LLC (“Dosa”), an entity controlled by Mr. Birnie; (iii) 50,000 shares acquirable upon the exercise of warrants held directly by Mr. Birnie; (iii) 50,000 shares acquirable upon the exercise of warrants held by Dosa; (iv) 2,067,581 shares acquirable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days; and (v) 750,000 shares issuable upon the exercise of Special Warrants held directly by Mr. Birnie and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Mr. Birnie also owns a 3.5% interest in Nanominerals Corp. The shares listed as beneficially owned by Mr. Birnie do not include any part of the shares of our common stock owned by Nanominerals as Mr. Birnie does not have any voting or investment power over the shares owned by Nanominerals. Mr. Birnie also directly owns additional options to acquire shares of our common stock that are not currently exercisable and will not become exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by Mr. Birnie.

3.

The shares listed as beneficially owned by Mr. McDougal consist of: (i) 1,200,000 shares directly held by Mr. McDougal; (ii) 1,037,500 shares acquirable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days; and (iii) 250,000 shares issuable upon the exercise of Special Warrants held directly by Mr. McDougal and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Mr. McDougal also owns additional options to acquire shares of our common stock that are not currently exercisable and will not become exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by Mr. McDougal.

4.

The shares listed as beneficially owned by Mr. Strickler consist (i) 16,600 shares directly held by Mr. Strickler; (ii) 4,550 shares acquirable upon the exercise of warrants directly held by Mr. Strickler; and (iii) 600,000 shares acquirable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days. Mr. Strickler also owns additional options that are not currently exercisable and will not become exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by Mr. Strickler.

5.

The shares listed as beneficially owned by Mr. Brennan consists of: (i) 165,000 shares directly held by Mr. Brennan; (ii) 70,000 shares acquirable upon the exercise of warrants directly held by Mr. Brennan; (iii) 1,292,197 shares acquirable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days; and (iv) 250,000 shares issuable upon the exercise of Special Warrants held directly by Mr. Brennan and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Mr. Brennan also owns additional options that are not currently exercisable and will not become exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by Mr. Brennan.

6.

The shares listed as beneficially owned by Mr. Klein consist of (i) 576,384 shares directly held by Mr. Klein; (ii) 440,384 shares acquirable upon the exercise of warrants directly held by Mr. Klein; (iii) 300,000 shares acquirable upon the exercise of options granted under our 2007 Stock Incentive Plan and exercisable within 60 days; (iv) 1,653,354 shares over which Mr. Klein has investment and voting power as trustee for three trusts that are the direct owners of such shares; (v) 957,692 shares issuable upon the exercise of warrants and over which Mr. Klein has investment and voting power as trustee for a trust that is the direct owner of such warrants; (vi) 500,000 shares issuable upon the exercise of Special Warrants held directly by Mr. Klein and upon the further exercise of warrants issuable upon exercise of the Special Warrants; and (vii) 5,500,000 shares issuable upon the exercise of Special Warrants over which Mr. Klein has investment and voting power as trustee for four trusts that are the direct owners of such Special Warrants and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Mr. Klein disclaims any pecuniary interest in the shares held by the trusts for whom he acts as trustee. Mr. Klein also owns options to purchase shares of our common stock under our 2007 Stock Incentive Plan that are not exercisable within the next 60 days. As such, the shares underlying these options have not been included in the number of shares beneficially owned by Mr. Klein.

7.

The shares listed as beneficially owned by Nanominerals and Mr. Ager includes 1,000,000 shares issuable upon the exercise of Special Warrants held directly by Nanominerals and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Nanominerals has also entered into a subscription agreement with us whereby we have agreed to sell to Nanominerals the NMC Units for an aggregate purchase price of $300,000 on or before August 15, 2014. Shares issuable upon sale of the NMC Units has not been included for purposes of this table as the number of NMC Units issuable on closing is not determinable as of the date of filing of this Registration Statement on Form S-1/A. A description of the NMC Subscription Agreement is provided under Item 1 of our Annual Report on Form 10-K filed with the SEC on March 31, 2014. The sole officer and director of Nanominerals is Dr. Charles A. Ager. In addition, pursuant to a shareholders agreement, Dr. Ager has control over a majority of the shareholder voting power of Nanominerals. As such, Dr. Ager has voting and dispositive power over the 40,150,000 shares of our common stock listed as beneficially owned by Nanominerals and we have listed those shares as being indirectly beneficially owned by him. Individually, Dr. Ager owns 2,100,000 shares of our common stock. Also included in the number of shares listed as being indirectly beneficially owned by Dr. Ager are 300,000 shares of our common stock owned by Dr. Ager’s wife. The shares owned by Dr. Ager and Mrs. Ager have not been included in the shares beneficially owned by Nanominerals. Mr. Birnie also owns a 3.5% interest in Nanominerals Corp. The shares listed as beneficially owned by Mr. Birnie have not been included in the shares beneficially owned by Nanominerals.

8.

Nicholas Barham has indicated to us that he has investment and voting power over the securities held by Brahma Finance. The securities listed as beneficially owned by Brahma include warrants to purchase 3,482,626 shares of our common stock. The securities listed as beneficially owned by Mr. Barham include the shares listed as beneficially owned by Brahma, plus warrants to purchase an additional 3,300,000 shares of our common stock. The number of shares listed as beneficially owned by Mr. Barham and Brahma is based upon information provided to us as of June 27, 2013.

9.

The shares listed as beneficially owned by Mr. Greif consists of: (i) 2,701,150 shares reported by Mr. Greif as being directly held by him; (ii) 1,450,000 shares acquirable upon the exercise of warrants directly held by Mr. Greif; (iii) 2,138,462 shares over which Mr. Greif shares voting and investment power as a general partner of The Greif Family Limited Partnership L.P.; (iv) 2,138,462 shares acquirable upon the exercise of warrants and over which Mr. Greif shares voting and investment power as a general partner of the Greif Family Limited Partnership L.P.; and (v) 2,000,000 shares issuable upon the exercise of Special Warrants and over which Mr. Greif shares voting and investment power as a general partner of The Greif Family Limited Partnership L.P. and upon the further exercise of warrants issuable upon exercise of the Special Warrants. A description of the Special Warrant terms is provided in the Prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.”

The information contained in this Prospectus Supplement is dated as of the date set forth below. This Prospectus Supplement should be read in conjunction with the Prospectus dated April 17, 2014. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated April 17, 2014.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus Supplement No. 2 is Dated May 6, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

May 5, 2014
Date of Report (Date of earliest event reported)

IRELAND INC.
(Exact name of registrant as specified in its charter)

NEVADA	000-50033	91-2147049
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

2360 West Horizon Ridge Parkway, Suite 100
Henderson, NV	89052
(Address of principal executive offices)	(Zip Code)

(702) 932-0353
Registrant's telephone number, including area code

NOT APPLICABLE
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

____ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

____ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

____ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

____ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

ITEM 8.01 OTHER EVENTS.

Further Extension of 2007, 2009 and 2010 Private Placement Warrants and Consultant Warrants

On April 28, 2014, the Board of Directors of Ireland Inc. (the “Company”) approved an extension of the expiry date for warrants issued under the Company’s 2007, 2009 and 2010 private placements, and certain additional warrants issued to consultants for services in 2009 and 2010 (collectively, the “April Expiring Warrants”) from April 30, 2014 to June 30, 2014. On the same date, the Company’s Board also approved an extension of the expiry date for warrants issued under the Company’s 2011 private placements and certain additional warrants issued to consultants for services in 2011 (collectively the “June Expiring Warrants”) from June 30, 2014 to September 30, 2014.

On May 5, 2014, the Company’s Board of Directors approved a further extension of the April Expiring Warrants from the previously extended expiry date of June 30, 2014 to July 31, 2014. The Company’s Board did not further extend the expiry date of the June Expiring Warrants, for which the extended expiry date remains September 30, 2014.

The expiry dates for the April Expiring Warrants and June Expiring Warrants are summarized as follows:

	Maximum No.	Exercis	Expiry Date
	of Shares	e Price	Prior to
	Issuable on	per	4/28/2014	Extended
Expiring Warrants	Exercise	Share	Extension	Expiry Date
2007 Private Placement Warrants	10,160,650	$ 0.75	April 30, 2014	July 31, 2014

2009 Private Placement Warrants	6,894,677	$ 0.75	April 30, 2014	July 31, 2014

2010 Private Placement Warrants	5,517,500	$ 0.75	April 30, 2014	July 31, 2014

2009 Consultant Warrants	200,000	$ 0.55	April 30, 2014	July 31, 2014

2010 Consultant Warrants	3,800,000	$ 0.75	April 30, 2014	July 31, 2014

2011 Private Placement Warrants	2,509,099	$ 0.80	June 30, 2014	September 30, 2014

2011 Consultant Warrants	500,000	$ 0.75	June 30, 2014	September 30, 2014

Directors and officers of the Company beneficially own extended Warrants as follows:

(a)

Douglas D.G. Birnie, Chief Executive Officer, President and Director, beneficially owns 2007 Private Placement Warrants exercisable for a maximum of 50,000 shares of common stock and 2009 Private Placement Warrants exercisable for a maximum of 50,000 shares of common stock.

(b)	Mark H. Brennan, Director, directly owns 2009 Private Placement Warrants exercisable for a maximum of 70,000 shares of common stock.

(c)

Steven A. Klein, Director, directly owns 2009 Private Placement Warrants exercisable for a maximum of 75,000 shares of common stock and 2010 Private Placement Warrants exercisable for a maximum of 50,000 shares of common stock. In addition, as trustee for a trust, Mr. Klein exercises voting and investment power over 2009 Private Placement Warrants exercisable for a maximum of 300,000 shares of common stock, 2010 Private Placement Warrants exercisable for a maximum of 100,000 shares of common stock and 2011 Private Placement Warrants exercisable for a maximum of 50,000 shares of common stock. Mr. Klein disclaims any pecuniary interest in the warrants over which he exercises voting and investment power as trustee for the trust.

(d)	David Z. Strickler, Jr., VP Finance and Administration, directly owns 2011 Private Placement Warrants exercisable for a maximum of 4,550 shares of common stock.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRELAND INC.
Date: May 5, 2014
	By:	/s/ Douglas D.G. Birnie

Name: Douglas D.G. Birnie
Title: Chief Executive Officer